

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 5, 2016

<u>Via E-mail</u>
Jamere Jackson
Chief Financial Officer
Nielsen Holdings plc
85 Broad Street
New York, NY 10004

    Re: Nielsen Holdings plc (f/k/a Nielsen N.V.)
          10-K for Fiscal Year Ended December 31, 2014
          Filed February 20, 2015
          File No. 1-35042

Dear Mr. Jackson

       We refer you to our comment letter dated December 10, 2015, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Cecilia Blye

                                Cecilia Blye, Chief
                                Office of Global Security Risk

cc: Barbara Jacobs
       Assistant Director

       Eric Dale
       Chief Legal Officer
       Nielsen Holdings plc